UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 000-030813

UMeWorld, Limited
(Translation of registrant’s name into English)

Unit 12B, Hang Seng Causeway Bay Building

28 Yee Wo Street, Causeway Bay

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 26, 2022, UMeWorld Limited (the “Company”) issued a press release announcing that the Company and its wholly-owned Chinese subsidiary, UMeLook (Guangzhou) Information Technology Co., Ltd. terminated all contractual agreements with Guangzhou XinYiXun Network Technology Co., Ltd., a variable interest entity (“VIE”) of the Company.  The Company dissolved its variable interest entity structure and ceased all business activities in China, and is now focused on its health and wellness business in North America.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

September 26, 2022	By:	/s/ Michael Lee
Michael Lee Chief Executive Officer and Chairman of the Board

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Exhibit No.	Description
99.1	Press release dated September 26, 2022.

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